Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2011	2010
Earnings:	($ in millions)
Income before taxes	$219.8	$15.2
Add (deduct):
Equity in income of non-consolidated affiliates	(7.0)	(2.2)
Dividends received from non-consolidated affiliates	0.2	1.0
Capitalized interest	(0.2)	(0.1)
Fixed charges as described below	11.7	11.0
Total	$224.5	$24.9
Fixed charges:
Interest expensed and capitalized	$7.4	$7.0
Estimated interest factor in rent expense(1)	4.3	4.0
Total	$11.7	$11.0
Ratio of earnings to fixed charges	19.2	2.3

(1)         Amounts represent those portions of rent expense that are reasonable approximations of interest costs.